

July 6, 2010

Mr. Justin C. Ferri
Chief Executive Officer and President
Merrill Lynch Alternative Investments LLC
Two World Financial Center, 7th Floor
New York, New York 10281

      Re: **ML Trend-Following Futures Fund L.P.**
              Form 10-K for the year ended 12/31/2008
              Form 10-K for the year ended 12/31/2009
              File No. 000-28928

Dear Mr. Ferri:

      We have completed our review of your filings and do not have any further comments at this time.

                         Sincerely,

                         Karen J. Garnett
                         Assistant Director

cc: Mark Borelli
       Sidley Austin LLP
       Via facsimile: (312) 853-7036